Exhibit 4

EXECUTION COPY

LOCK-UP LETTER AGREEMENT

June 24, 2015

Ladies and Gentlemen,

Reference is made to certain Share Purchase Agreement (the “Share Purchase Agreement”), dated as of June 9, 2015, between 500.com Limited (the “Company”), and Tsinghua Unigroup International Co., Ltd. (the “Purchaser”), and that certain Registration Rights Agreement (the “Registration Rights Agreement”), dated as of June 24, 2015, between the Company and the Purchaser. Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Share Purchase Agreement.

In consideration of the good and valuable consideration receipt of which is hereby acknowledged, the Purchaser hereby agrees that, without the prior written consent of the Company, the Purchaser will not, during the period ending 180 days after the date of the closing of the transactions contemplated under the Share Purchase Agreement, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of the Company (the “Shares”) or any securities convertible into or exercisable or exchangeable for Shares (including without limitation, Shares or such other securities which may be deemed to be beneficially owned by the Purchaser in accordance with the rules and regulations of the Securities and Exchange Commission and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any offer, sale, pledge or disposition, or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Shares or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Shares or such other securities, in cash or otherwise, without in each case the prior written consent of the Company, other than any transfer or disposition of any Shares then held by the Purchaser to an Affiliate of the Purchaser, provided such Affiliate shall have agreed to comply with the terms of this Agreement as if such Affiliate were a party hereto on the date of this letter.

In furtherance of the foregoing, the Company, and any duly appointed transfer agent for the registration or transfer of the securities described herein, are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Letter Agreement.

The Purchaser hereby represents and warrants that the Purchaser has full power and authority to enter into this Letter Agreement. All authority herein conferred or agreed to be conferred and any obligations of the Purchaser shall be binding upon the successors, assigns, heirs or personal Representatives of the Purchaser.

The Purchaser understands that, if the Share Purchase Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated prior to payment for and delivery of the Shares to be sold thereunder, the Purchaser shall be immediately released from all obligations under this Letter Agreement.

This Letter Agreement and any claim, controversy or dispute arising under or related to this Letter Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflict of laws principles thereof.

[Remainder of Page Intentionally Left Blank]

        Very truly yours,

COMPANY:

500.COM LIMITED

By:	/s/ Man San Law
Name:	Man San Law
Title:	Chairman of the Board

[Signature Page to Lock-Up Letter Agreement]

If the above correctly reflects our understanding and agreement with respect to the foregoing matters, please so confirm by signing and returning the enclosed copy of this letter agreement.

PURCHASER:

TSINGHUA UNIGROUP INTERNATIONAL CO., LTD.

By:	/s/ Zhao Weiguo
Name:	Zhao Weiguo
Title:	Director

[Signature Page to Lock-Up Letter Agreement]